United States securities and exchange commission logo





                           May 7, 2024

       Timothy Babich
       Chief Executive Officer
       Golden Arrow Merger Corp.
       10 E. 53rd Street, 13th Floor
       New York, NY 10022

                                                        Re: Golden Arrow Merger
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 23,
2024
                                                            File No. 333-276849

       Dear Timothy Babich:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers about the Business Combination
       Q: What interests do GAMC's current officers and directors have in the Business Combination?, page 15

   1. We note your response to comment 12 and reissue the comment in part. Please revise to disclose any
out-of-pocket expenses incurred by the GAMC Board.
       Q. Did the GAMC Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 16

   2. We note your response to comment 13. Please revise to further discuss how you valuated
                                                        Bolt Threads. Please
also briefly discuss the "significant due diligence" conducted by
                                                        GAMC's management on
Bolt Threads.
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
May  7, 2024NameGolden Arrow Merger Corp.
May 7,
Page 2 2024 Page 2
FirstName LastName
Risk Factors, page 37

3.       We note your response to comment 17 and the revised disclosure on page
206. Please
         revise to add risk factor disclosure discussing the risk to investors stemming from the broader indemnification provisions in your Proposed Certificate of Incorporation and
         Amended and Restated Bylaws.
A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may..., page 43

4. We note your response to comment 20 but we are not persuaded by your response and reissue the comment in part. Please revise to disclose the jurisdiction of Vegamour's operations and expand your disclosure relating to the minimum purchase requirements and notice requirements in connection with the termination provisions, as applicable. Please also revise to further discuss why you do not believe that the customer concentration for
         2023 will continue going forward. Finally, please also file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.
There can be no assurance that the Post-Combination Company's common stock will be approved for listing on Nasdaq ..., page 60

5. Please revise your disclosure of the consequences of the post-business combination company failing to meet listing standards to also discuss the consequences of GAMC's securities being suspended and/or delisted from Nasdaq. In particular, please disclose any impact to closing conditions in connection with the business combination and whether
         GAMC's securities would become subject to blue sky laws.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 78

6. We note your response to comment 24, including the change to the disclosures. However, you continue to include reference to adjustments being required to be factually supportable and that only events that are not expected to have a continuing impact are reflected in the pro forma condensed combined statement of operations and comprehensive loss, which is inconsistent with the requirements in
Article 11-02 of
         Regulation S-X. As previously requested, please revise your disclosures in the initial paragraph of this section to fully comply with the presentation and recognition requirements in Article 11-02 of Regulation S-X. To the extent that you include adjustments for events that will not have a continuing impact, ensure your note to these adjustments clearly disclose this in the note to these types of adjustments.
7. We reissue comment 25 in part. As previously requested, please revise your tabular presentation for the post-combination ownership upon closing to only include those shares that will be outstanding and include all dilutive securities in a separate table or footnote disclosure by type and by holder. The post-combination outstanding shares should agree
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
May  7, 2024NameGolden Arrow Merger Corp.
May 7,
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         to the shares used to calculate pro forma basic earnings/(loss) per share. Also, it is unclear why you are including the Sponsor Earn-Out Shares, GAMC warrants, Bolt Threads
         RSUs that require vesting, Bolt Threads warrants that will not be exercised in connection with the closing, and Bolt Threads options that either require vesting or will not be exercised with the closing. In this regard, only shares to be issued to settle GAMC or Bolt
         Threads obligations in connection with the closing could be considered outstanding and should be reflected as such in the pro forma financial information. Address this comment for the same presentation presented elsewhere in the Form S-4.
8. We note that you have removed the disclosures regarding the extension payments made by the Sponsor via debt issuance during fiscal year 2024. While we understand the net impact of reflecting the receipt of cash and then repayment of the note with the closing of the merger transaction is a net zero impact to the pro forma balance sheet, it would appear disclosure of this transaction similar to the April 2024 Sponsor Note would be appropriate. Please provide your prior disclosures.
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance
Sheet as of December 31, 2023, page 83

9. With reference to note f, we note that you have estimated an additional $10.4 million of transaction costs subsequent to December 31, 2023. We further note that you allocated all of these additional costs to Additional paid-in capital, which suggests all of the transactions costs to be incurred will be Bolt Threads costs. Please confirm that GAMC has not and will not incur any material transaction costs subsequent to December 31,
         2023. Otherwise, please allocation the portion of the $10.4 million of costs to be incurred by GAMC to accumulated deficit, and as previously requested in comment 28, include an adjustment to the pro forma statement of operations to reflect the expense.
10. With reference to note l, we note that the settlement of $8.75 million of deferred underwriting fees to BTIG involves the payment of $500,000 and also the issuance of $5 million worth of post-combination company common stock at a maximum of 650,000 shares. Please expand your disclosures and address the need to present additional adjustments to reflect the $500,000 cash payment to BTIG. Also, please explain why
         $10.1 million in deferred underwriting fees was eliminated given the settlement was only for $8.75 million of the deferred underwriting fees.
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed
Combined
Statement of Operations and Comprehensive Loss for the Year, page 86

11. We re-issue comment 29. As previously requested, please provide all of the disclosures required by ASC 260-10-50-1 for the basic and diluted per share computations for each period presented. Refer to Article 11- 02(a)(9) of Regulation S-X for guidance. In this regard, it is unclear how you concluded that there are no dilutive securities subsequent to the merger transaction. In this regard, we note the Sponsor Earn-Out Shares, GAMC
         warrants, Bolt Thread   s RSUs and options that require additional
vesting, and Bolt
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
May  7, 2024NameGolden Arrow Merger Corp.
May 7,
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         Threads options and warrants that will not be exercised with the merger transaction are required to be disclosed as anti-dilutive and not included in calculating dilutive loss per share.
The Background of the Business Combination, page 95

12. We note your response to comment 31 and reissue the comment in part. We note your disclosure on page 98 that "On July 25, 2023, BTIG contacted GAMC management to introduce Bolt Threads, and the team held an introductory call to explore a potential business combination." Please revise to provide additional detail regarding how the negotiations with Bolt Threads were initiated, including the identification of the individuals and/or parties who participated in this introductory call and the terms, if any, discussed on the call.
13. We note your response to comment 32 and reissue the comment in part. Please revise to further discuss the nature of the draft projected financial information provided by Bolt
         Threads to GAMC. We note your disclosure on page 98 that "The GAMC Board did not
         review any projected financial information or rely on management   s
preliminary review of
         such information in considering or making its decision to approve the Business
         Combination." Please advise if the draft projected financial information was considered by GAMC as part of its valuation of Bolt Threads.
14. We note your response to comment 33 and reissue the comment in part. Please revise to clearly explain how you reached the $250 million valuation for Bolt Threads. For example, we note your disclosure on page 98 that "In arriving at the pre-money enterprise value of Bolt Threads, GAMC considered and assessed the total addressable market for existing products as well as pipeline products in development; the depth of products under development and the capital needs to bring Bolt Threads to market; customer and potential customer engagement and commercial activity; the capital, time, and effort to develop the existing intellectual property; on-site diligence; the quality of founders and managements;
         the existing investors and financial strength and needs of the company; and comparable companies." Please revise to discuss how each of these factors was weighed as part of
         Bolt Threads' valuation. Please also disclose the comparable companies that were considered, how you calculated the total addressable market, and how you quantitatively evaluated the quality of founders and management.
15. We note your response to comment 34 and reissue the comment in part. Please revise to disclose the date BTIG was engaged by Bolt Threads as its financial adviser in connection with the Business Combination, and disclose any consideration or payment received by
         BTIG in connection with this role. Please also revise to provide more detail regarding the tax and due diligence findings provided to GAMC on September 21, 2023 by
         CohnReznick.
16. We note your response to comment 35 and reissue the comment in part. Please revise your disclosure to discuss in greater detail the reasons for the inclusion and deletion of key
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
May  7, 2024NameGolden Arrow Merger Corp.
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         terms in the various drafts of the Business Combination Agreement and ancillary
         agreements. Please also explain each party   s position on such issues
during the course of
         negotiations and drafts exchanged, and how you reached agreement on final terms.
17. We note your response to comment 39 and reissue the comment. You disclose on page
         102 that "[a]s the parties finalized negotiations and preparations of the Business
         Combination Agreement and the Ancillary Agreements, one of Bolt
Threads    larger
         investors intended to participate in the transactions contemplated by the Bridge Financing but indicated that its internal policies ... would prevent it from doing so at that time due to prevailing market conditions" and that "[d]ue to these considerations, the execution of the definitive agreements was postponed and the parties made revisions to the Business
         Combination Agreement, PIPE Subscription Agreements and Bridge
Financing
         Agreement prior to execution of such documents that did not impact the overall economics of the Business Combination but were intended to facilitate
the investor   s
         ability to participate in the transactions contemplated by the Bridge Financing when the
         investor   s internal policies permitted it to do so based on market
conditions." Please revise
         to explain the market conditions referenced and disclose the revisions made to the agreements.
18. We note your response to comment 40 and reissue the comment in part. Please revise to clearly disclose whether BTIG provided you with any reasons for the partial fee waiver.
The GAMC Board's Reasons for the Approval of the Business Combination, page 102

19. We note your response to comment 41 and reissue the comment. Please revise to explain how the GAMC Board considered each of the uncertainties, risks and other potentially negative factors concerning the Business Combination.
20. We note your revised disclosure in response to prior comment 42, which we reissue in part. Please revise your conflicts of interest disclosure to highlight all material interests in
         the transaction held by the sponsor and the company   s officers and
directors, including
         any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination. Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business
Combination, page 122

21. We note your response to comment 45 and reissue the comment. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See Item 4(a)(6) of Form S-4.
22. We note that you are no longer providing a tax opinion in connection with the proxy/registration statement. Please provide your analysis as to why a tax opinion is not necessary given your disclosure on material U.S. federal income tax considerations in connection with the business combination.
 Timothy Babich
Golden Arrow Merger Corp.
May 7, 2024
Page 6
Information About Bolt Threads, page 147

23. We note your response to comment 47 and reissue the comment in part. Please revise to discuss how you concluded an assumed market penetration by Bolt Threads of approximately 1%, and how you calculated your expected average sales price. Please also revise to disclose the estimated percentage of the total addressable market occupied by your current customer base.
24. We note your response to comment 48 including your disclosure on page 147 that "in early 2023, we shifted our focus away from our other commercial products and product candidates to focus on the commercialization and development of b-silk." Please revise to explain what you mean by "shifted our focus away" and clarify what the current stage of development and commercialization is for your products and product candidates. For example, please clarify whether Microsilk and Mylo are still being sold and/or developed.
Certifications, Evaluations, and Surveys, page 149

25.      We acknowledge your revised disclosure in response to prior comment
49. You disclose
         on page 149 that b-silk has obtained various certifications from the USDA, Eurofins
         Scientific and Aktiengesellschaft, which    instill confidence that
[your] products have been
         rigorously tested and verified.    Please expand your disclosure
relating to these
         certifications, including but not limited to, when Bolt Threads received such certifications, the requirements to obtain such certifications, and the testing Bolt Threads conducted to support and achieve such certifications.
Beyond b-silk, page 154

26. We note your response to comment 50 and reissue the comment in part. Please revise to provide further detail regarding the b-silk derivatives.
Competition, page 156

27. We note your response to comment 53 including your disclosure on page 156 regarding competitors developing products with similarities to b-silk. Please revise to clarify where your competitors are in the development process, including whether any of your competitors have developed and/or commercialized alternatives to silicone elastomers in the beauty and personal care market that are also biodegradable. Employees and Human CapitalBabich
FirstName LastNameTimothy      Resources, page 157
Comapany
28.        NameGolden
       We note           Arrow
                your response toMerger
                                comment Corp.
                                          55 and reissue the comment. Please
revise to discuss
May 7,the location
       2024 Page 6of Bolt Thread's headquarters or place of business. FirstName LastName
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
May  7, 2024NameGolden Arrow Merger Corp.
May 7,
Page 7 2024 Page 7
FirstName LastName
Bolt Threads Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations for the Years Ended December 31, 2023 and 2022, page 172

29. We note your disclosure on page 43 that your agreement with your customer, Vegamour,
         Inc. contains minimum purchase requirements for fiscal years 2023 and 2024. Please clarify if Vegamour met the minimum purchase requirement for fiscal year 2023. To the extent that revenue was recognized for the minimum purchase requirement without providing a product, disclose this amount.
Exhibits

30.      For Exhibit 23.1, please request WithumSmith+Brown, PC prepare a consent that
         references Golden Arrow Merger Corp.   s financial statements
appearing in the Form S-4
         rather than the Form 10-K/A.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Jason Simon, Esq.